Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration File Nos. 333-249932 and 333-249932-01

Relating to Preliminary Prospectus Supplement dated August 4, 2021 to Prospectus dated November 6, 2020

Pricing Term Sheet

Rexford Industrial Realty, L.P.

$400,000,000 2.150% Senior Notes due 2031

August 4, 2021

Issuer:	Rexford Industrial Realty, L.P.

Guarantor:	Rexford Industrial Realty, Inc.

Expected Ratings* (Moody’s/S&P/Fitch):	Baa3/BBB/BBB (Stable/Stable/Stable)

Security:	2.150% Senior Notes due 2031

Aggregate Principal Amount Offered:	$400,000,000

Maturity Date:	September 1, 2031

Interest Rate:	2.150%

Interest Payment Dates:	March 1 and September 1, commencing March 1, 2022

Price to Public:	99.014% of the aggregate principal amount

Yield to Maturity:	2.260%

Benchmark Treasury:	1.625% due May 15, 2031

Spread to Benchmark Treasury:	+108 basis points

Benchmark Treasury Price/ Yield:	104-03/ 1.180%

Optional Redemption:	Prior to June 1, 2031 (three months prior to the Maturity Date of the Notes), make-whole redemption at the Adjusted Treasury Rate (as defined) plus 20 basis points, plus accrued and unpaid interest to, but not including, the redemption date. On and after June 1, 2031 (three months prior to the Maturity Date of the Notes), at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest to, but not including, the redemption date. See the preliminary prospectus supplement for the definition of “Adjusted Treasury Rate” and for further terms and provisions applicable to optional redemption and the calculation of the redemption price.

Trade Date:	August 4, 2021

Settlement Date:	T+3; August 9, 2021; under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes before the second business day prior to the Settlement Date will be required, by virtue of the fact that the Notes initially will settle on a delayed basis, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors with respect to these matters.

CUSIP/ISIN:	76169XAB0 / US76169XAB01

Minimum Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Book-Running Managers:	J.P. Morgan Securities LLC, Citigroup Global Markets Inc., BofA Securities, Inc., Goldman Sachs & Co. LLC and Truist Securities, Inc.

Senior Co-Managers:	Capital One Securities, Inc., PNC Capital Markets LLC and U.S. Bancorp Investments, Inc.

Co-Managers:	Mizuho Securities USA LLC, Regions Securities LLC, Roberts & Ryan Investments, Inc., Scotia Capital (USA) Inc. and Stifel, Nicolaus & Company, Inc.

* A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer and guarantor have filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and the preliminary prospectus supplement and other documents the issuer and guarantor have filed with the SEC for more complete information about the issuer and guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, the guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting: J.P. Morgan Securities LLC collect at 1-212-834-4533; or Citigroup Global Markets Inc. toll-free at 1-800-831-9146.

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